Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Canada

Tel : 416 979-1991
Fax : 416 979-5893

www.denisonmines.com

May 8, 2015

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 7, 2015. The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The eight nominees set forth in the Corporation’s 2015 Management Proxy Circular dated March 23, 2015 (the “Circular”) were elected as directors of the Corporation by majority vote cast. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John H. Craig	114,228,835	79.5	29,519,459	20.5
W. Robert Dengler	142,218,810	98.94	1,529,484	1.06
Brian D. Edgar	114,216,795	79.46	29,531,499	20.54
Ron F. Hochstein	142,240,820	98.95	1,507,474	1.05
Lukas H. Lundin	111,535,663	77.59	32,212,631	22.41
Joo Soo Park	142,083,223	98.84	1,665,071	1.16
William A. Rand	142,191,533	98.92	1,556,761	1.08
Catherine Stefan	142,102,027	98.89	1,589,267	1.11

Item 2: Appointment of Auditors

By majority vote cast, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. Shareholders present in person or represented by proxy at the meeting voted as follows:

Votes For	% For	Votes Withheld	% Withheld
208,467,796	98.79	2,563,874	1.21

DENISON MINES CORP.

By:	(signed) “Sheila Colman”
Sheila Colman
General Counsel & Corporate Secretary